Filed by Croghan Bancshares, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

Press Release

June 21, 2013

For Immediate Release

Contact Info:

Kendall Rieman	Gary Macko
Croghan Bancshares, Inc. Treasurer	National Bank of Ohio, President
419.332.7301	419.898.5741

CROGHAN BANCSHARES, INC. AND INDEBANCORP

ENTER AGREEMENT FOR CROGHAN TO ACQUIRE INDEBANCORP AND

NATIONAL BANK OF OHIO

FREMONT, Ohio (June 21, 2013) – Croghan Bancshares, Inc. (“Croghan”) (OTCQB: CHBH), the holding company for Croghan Colonial Bank, and Indebancorp, the holding company for National Bank of Ohio announced today that they have signed a definitive agreement under which Croghan will acquire Indebancorp in a stock and cash merger transaction. Shareholders of Indebancorp will be entitled to elect to receive for each Indebancorp common share either $55.00 in cash, 1.630 shares of Croghan’s common stock, or a combination of cash and stock, subject to the overall consideration being 70% stock and 30% cash. Based upon the previous 20 day average closing price for Croghan of $34.40, the transaction is valued at approximately $28.9 million. The merger is expected to qualify as a tax-free reorganization. National Bank of Ohio operates four full-service branches in Oak Harbor, Port Clinton, Oregon and Curtice, Ohio and two Loan Production Offices in Perrysburg and Fremont, Ohio and has approximately $219 million of assets and $188 million of deposits.

When the transaction is completed, Croghan will have approximately $850 million in assets and $718 million in deposits. The merger will enable Croghan to expand in the Ottawa, Wood, and Lucas County, Ohio markets. Subject to regulatory and shareholder approvals, the transaction is anticipated to be completed in the fourth quarter of 2013. At that time, National Bank of Ohio will merge with and into Croghan Colonial Bank and National Bank of Ohio’s offices will become branches of Croghan Colonial Bank. Excluding one-time merger expenses, the transaction is expected to be accretive to Croghan’s earnings per share in the first full year of combined operations. On a pro-forma basis, Croghan is expected to remain “well-capitalized” under all regulatory definitions.

Rick M. Robertson, President and CEO of Croghan, said “We believe the combination of Croghan Colonial Bank and National Bank of Ohio is a win-win for shareholders and customers of both banks. Both banks have a proud history of community and customer service; our plans are certainly to maintain that community bank approach in all of our markets.”

Dean Davis, Chairman of National Bank of Ohio indicated that, “This is a merger of two quality financial institutions with similar cultures and philosophies. We believe that this transaction will benefit the shareholders of both companies. From a community and customer standpoint, this transaction will be very beneficial. National Bank of Ohio’s customers will have access to a broader array of products and services and we will have a significantly larger lending limit, but with the customer service of a community bank.” Robertson added “National Bank of Ohio has done an excellent job building the bank to its current position, and we want to continue the positive momentum. This is an excellent strategic fit for Croghan Colonial Bank.”

Pursuant to the transaction, Croghan has agreed to appoint two directors from the Indebancorp board of directors to serve on the boards of both Croghan Bancshares, Inc. and Croghan Colonial Bank.

Croghan is being advised by Sterne Agee & Leach, Inc. and Vorys, Sater, Seymour and Pease LLP. Indebancorp is being advised by Austin Associates, LLC and Shumaker, Loop & Kendrick, LLP.

About Croghan Bancshares, Inc.

Croghan Bancshares, Inc. is a financial holding company headquartered in Fremont, Ohio. Through its subsidiary, Croghan Colonial Bank (the “Bank”), Croghan is engaged in the commercial banking business. The Bank was founded in 1888. The Bank operates from its main office and 13 branch offices in Sandusky, Huron, Seneca, Erie, Wood and Ottawa Counties, Ohio. Additional information on Croghan may be found on its website: www.croghan.com.

About Indebancorp

Indebancorp is a bank holding company based in Oak Harbor, Ohio. Indebancorp conducts its operations through its subsidiary, National Bank of Ohio, which was established in 1934. National Bank of Ohio operates from its four full-service branch offices in Oak Harbor, Port Clinton, Oregon and Curtice, Ohio and its two Loan Production Offices in Perrysburg and Fremont, Ohio. Additional information on Indebancorp and National Bank of Ohio may be found on its website: www.nboh.com.

Additional Information About the Transaction

Croghan will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-1 concerning the merger transaction. The Registration Statement will include a prospectus for the offer and sale of Croghan common shares to Indebancorp’s shareholders as well as a joint proxy statement of Indebancorp and Croghan for the solicitation of proxies from their respective shareholders for use at the meetings at which the merger transaction will be voted upon. The prospectus and joint proxy statement and other documents filed by Croghan with the SEC will contain important information about Croghan, Indebancorp and the merger transaction. WE URGE INVESTORS AND SHAREHOLDERS OF CROGHAN AND INDEBANCORP TO READ THE PROSPECTUS AND JOINT PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS ALSO FILED WITH THE SEC. SHAREHOLDERS OF CROGHAN AND INDEBANCORP IN PARTICULAR SHOULD READ CAREFULLY THE JOINT PROXY STATEMENT BEFORE MAKING A DECISION CONCERNING THE MERGER. Investors and shareholders will be able to obtain a free copy of the Registration Statement, including the prospectus and joint proxy statement, free of charge, when filed, at the SEC’s website at www.sec.gov. Copies of all of these documents will also be available free of charge by contacting the Secretary of Croghan at 323 Croghan Street, Fremont, Ohio 43420, telephone (419) 332-7301.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of the securities under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about Croghan’s and Indebancorp’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts. Words or phrases such as “expect,” “believe,” “intend,” “plan,” “estimate,” “may,” “should,” “will likely result,” “will continue,” “is anticipated,” “estimate,” “project” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to and involve known and unknown risks, uncertainties and other factors, which may cause actual results to be materially different from those indicated in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in forward looking statements: (1) the businesses of Croghan and Indebancorp may not be combined successfully or such combination may take longer to accomplish than expected; (2) the cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with the governmental approvals of the merger; (5) the shareholders of Indebancorp and/or the shareholders of Croghan may fail to approve the merger; (6) changes in general economic conditions, could affect the volume of loan originations, deposit flows and real estate values, credit quality trends; (7) changes in laws, regulations or policies by government or regulatory agencies could affect the banking industry, (8) fluctuations in interest rates could affect the banking industry, (9) change in the demand for loans in the market areas that Croghan and Indebancorp conduct their respective business could affect profitability, and (10) competition from other financial services companies in Croghan’s and Indebancorp’s markets could increase. Croghan and Indebancorp caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Croghan and Indebancorp undertake no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events, except as required by law.